EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our interim financial statements for the three months and nine months ended September 30, 2012, our 2011 annual financial statements and our 2011 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of November 1, 2012.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the markets we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

How this section is organized - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2012;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after September 30, 2012 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2012 financial outlook;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, please see the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

OVERVIEW
KEY HIGHLIGHTS

Our results for the first three quarters of 2012 continue to meet our expectations even as the market environment remains challenging.

●
We reported 1% growth in revenues from ongoing businesses (before currency)(1) which was led by our Legal, Tax & Accounting and Intellectual Property & Science segments, which increased 4% in the aggregate. Growth from these segments reflected the benefit of recent acquisitions as well as our investments in products, faster growing markets and new geographic areas. Revenues for our Financial & Risk segment were flat (before currency)(1) in what continues to be a very challenging and volatile global financial services market, particularly in Europe.

●
As we had anticipated, we experienced a sequential and year-over-year decline in adjusted EBITDA and underlying operating profit and their associated margins(1). Adjusted EBITDA decreased 5% and the associated margin decreased 120 basis points as the elimination of Reuters integration expenses in 2012 was more than offset by lower revenue growth; a decrease in high margin revenues; and higher expenses in our Financial & Risk segment related to improving product offerings, customer service and customer administration. Underlying operating profit, which was further impacted by higher amortization from investments in products, declined 15% and the associated margin(1) decreased 310 basis points. Adjusted earnings per share(1) of $0.54 was unchanged as lower underlying operating profit was offset primarily by the elimination of integration expenses and lower tax expense.

In the third quarter of 2012, we completed two acquisitions that support key growth businesses: FXall, the leading independent global provider of electronic foreign exchange trading solutions to corporations and asset managers within our Financial & Risk segment, and MarkMonitor, a provider of online brand protection, within our Intellectual Property & Science segment.

We believe that the third quarter represented the low point for revenue growth in 2012. We anticipate a stronger fourth quarter with sequential growth in revenues, adjusted EBITDA, underlying operating profit and the associated margins.

We recently reaffirmed our 2012 business outlook that we originally communicated in February. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

OUR ORGANIZATIONAL STRUCTURE

Thomson Reuters is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. This structure became effective January 1, 2012 and is intended to allow us to work better across business units to meet the increasingly complex demands of our customers, capture growth opportunities and achieve efficiencies by building innovative technology platforms that can be shared across the company. We were previously organized as two divisions: Professional (consisting of our legal, tax and accounting and intellectual property and science businesses) and Markets (consisting of our financial and media businesses).

Under our current structure, the new Financial & Risk unit consists of the financial businesses that were previously part of our Markets division and most of the Governance, Risk & Compliance businesses that were previously included within our Legal segment. We also operate a Global Growth & Operations organization which works across our business units to identify opportunities in faster growing geographic areas. Our News organization and Media business, previously part of the Markets division, are managed at our corporate center. See the “Business” section of our 2011 annual report for additional information about our strategic business units.

SEASONALITY

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration programs that were completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with International Financial Reporting Standards (IFRS), we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and underlying operating profit margin;

•	Adjusted EBITDA and adjusted EBITDA margin;

•	Adjusted earnings and adjusted earnings per share from continuing operations;

•	Net debt;

•	Free cash flow; and

•	Free cash flow from ongoing operations.

We have historically reported non-IFRS financial measures as we believe their use provides more insight into our performance. Please see Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Non-IFRS financial measures are unaudited. Please see the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on various bases, all of which exclude discontinued operations and include the performance of acquired businesses from the date of their purchase.

Consolidated results

We discuss our consolidated results from continuing operations as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis which, among other adjustments, excludes “Other businesses”, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our interim financial statements for the three and nine months ended September 30, 2012: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science. Our reportable segments align with our strategic business unit structure and reflect how we manage our company from January 1, 2012 (1).

We also provide information on “Corporate & Other” and “Other businesses”. The items in these categories neither qualify as a component of another reportable segment nor as a separate reportable segment. Corporate & Other includes expenses for corporate functions and certain share-based compensation costs as well as the results from our Media business. The results of Other businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

Note 3 of our interim financial statements for the three and nine months ended September 30, 2012 includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses, at both the consolidated and segment levels, we separately measure the effect of foreign currency. We measure the performance of existing businesses and the impact of acquired businesses on a constant currency basis.

(1)	Prior period amounts have been reclassified to reflect the current presentation. See Appendix C for restated 2011 and 2010 annual information.

CONSOLIDATED RESULTS

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change		2012	2011	Change
IFRS Financial Measures
Revenues	3,216	3,453	(7%)		9,879	10,230	(3%)
Operating profit	390	659	(41%)		2,094	1,888	11%
Diluted earnings per share	$0.56	$0.44	27%		$2.04	$1.41	45%

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,165	3,197	(1%)		9,541	9,435	1%
Adjusted EBITDA	864	911	(5%)		2,581	2,516	3%
Adjusted EBITDA margin	27.3%	28.5%	(120	)bp	27.1%	26.7%	40	bp
Underlying operating profit	585	690	(15%)		1,747	1,895	(8%)
Underlying operating profit margin	18.5%	21.6%	(310	)bp	18.3%	20.1%	(180	)bp
Adjusted earnings per share from continuing operations	$0.54	$0.54	-		$1.52	$1.42	7%

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the Euro, the British pound sterling and the Japanese yen in the third quarter of 2012 compared to the same period in 2011. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues in U.S. dollars, but slightly benefited our adjusted EBITDA and underlying operating profit margins.

Revenues.

	Three months ended September 30,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,165	3,197	(1%)	2%	1%	(2%)	(1%)
Other businesses	51	256	n/m	n/m	n/m	n/m	n/m
Revenues	3,216	3,453	n/m	n/m	n/m	n/m	(7%)

	Nine months ended September 30,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	9,541	9,435	-	3%	3%	(2%)	1%
Other businesses	338	795	n/m	n/m	n/m	n/m	n/m
Revenues	9,879	10,230	n/m	n/m	n/m	n/m	(3%)

Revenues from ongoing businesses increased on a constant currency basis in both the three and nine-month periods, led by our Legal, Tax & Accounting and Intellectual Property & Science segments, which collectively grew at a combined rate of 4% and 7%, respectively. Revenues in our Financial & Risk segment were flat for the quarter, but increased 1% in the nine-month period as increases in our Marketplaces and Governance, Risk & Compliance business units were partially offset by decreases from our Trading business unit in the third quarter, and by our Trading and Investors business units in the nine-month period. Acquisitions contributed to revenue growth in each period.

Our Global Growth & Operations organization is focused on supporting our businesses in the following geographic areas: Latin America (and Iberia), the Middle East, Africa, Russia and the Commonwealth of Independent States, China and India. Revenues from these geographic areas represented approximately 8% and 7% of our revenues from ongoing business in the three and nine-month periods, respectively. Revenues from these geographic areas grew 16% and 18% on a constant currency basis in the three and nine-month periods, respectively (8% from existing businesses in both periods) and are expected to represent nearly $1.0 billion of annual revenues for the year ending December 31, 2012.

Operating profit, underlying operating profit and adjusted EBITDA.

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change		2012	2011	Change
Operating profit	390	659	(41%)		2,094	1,888	11%
Adjustments:
Amortization of other identifiable intangible assets	158	152			459	446
Integration programs expenses	-	39			-	151
Fair value adjustments	34	(102)			21	(112)
Other operating losses (gains), net	18	17			(802)	(302)
Operating profit from Other businesses	(15)	(75)			(25)	(176)
Underlying operating profit	585	690	(15%)		1,747	1,895	(8%)
Adjustments:
Integration programs expenses	-	(39)			-	(151)
Depreciation and amortization of computer software (excluding Other businesses)	279	260			834	772
Adjusted EBITDA (1)	864	911	(5%)		2,581	2,516	3%

Underlying operating profit margin	18.5%	21.6%	(310	)bp	18.3%	20.1%	(180	)bp
Adjusted EBITDA margin	27.3%	28.5%	(120	)bp	27.1%	26.7%	40	bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA.

Operating profit decreased in the three-month period primarily due to a decrease in revenues and lower fair value adjustments. The decrease in revenues primarily reflected the sale of Other businesses. Operating profit increased in the nine-month period primarily due to a gain from the sale of our Healthcare business that was partially offset by a decrease in revenues related to the sale of Other businesses.

As we had anticipated, we experienced a sequential and year-over-year decline in underlying operating profit and adjusted EBITDA and their associated margins in the third quarter of 2012. Underlying operating profit and the related margin decreased in both periods due in part to a decline in revenue from existing businesses, the timing of high margin revenues, higher expenses in our Financial & Risk segment related to improving product offerings, customer service and customer administration as well as higher amortization. Except for amortization, the same factors impacted adjusted EBITDA in both periods, but were partially offset by the elimination of Reuters integration expenses as the various programs were completed in 2011.

Foreign currency benefited the underlying operating profit margin by 10bp in the three-month period, but had no impact in the nine-month period. Foreign currency benefited adjusted EBITDA margins by 30bp in the three-month period and by 10bp in the nine-month period.

Operating expenses.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Operating expenses	2,371	2,363	-	7,289	7,393	(1%)
Remove:
Fair value adjustments (1)	(34)	102		(21)	112
Other businesses	(36)	(179)		(308)	(586)
Operating expenses, excluding fair value adjustments and Other businesses	2,301	2,286	1%	6,960	6,919	1%

(1)
Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other businesses, increased slightly in both periods. Savings generated from tight cost controls and efficiency initiatives mitigated increases associated with recent acquisitions and spending related to improving product offerings, customer administration and customer service in the Financial & Risk segment.

The three and nine-month periods ended September 30, 2011 included $39 million and $151 million of Reuters integration expenses, respectively. Additionally, the nine-month period ended September 30, 2011 included $39 million of efficiency-related charges incurred in the first quarter.

Depreciation and amortization.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Depreciation	104	107	(3%)	323	324	-
Amortization of computer software	175	155	13%	516	481	7%
Amortization of other identifiable intangible assets	158	152	4%	459	446	3%

In the aggregate, depreciation and amortization of computer software increased in both periods as investments in products such as Thomson Reuters Eikon, capital expenditures and amortization of assets from recently acquired businesses, particularly in our Tax & Accounting segment, were partially offset by decreases in Other businesses.

Amortization of other identifiable intangible assets in both periods reflected increases due to amortization from newly-acquired assets partially offset by decreases from the completion of amortization for certain identifiable assets acquired in previous years and decreases in Other businesses.

Other operating (losses) gains, net.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Other operating (losses) gains, net	(18)	(17)	802	302

In the nine months ended September 30, 2012, other operating gains, net, were primarily comprised of gains of approximately $743 million from the sale of our Healthcare business, $40 million from the sale of our Portia business and $37 million from the sale of our Trade and Risk Management business. The nine months ended September 30, 2011 included gains from the sales of our BARBRI legal education business and Scandinavian legal, tax and accounting business.

Net interest expense.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Net interest expense	90	102	(12%)	295	301	(2%)

The decrease in net interest expense for the three and nine-month periods was primarily attributable to the reduction of interest on certain tax liabilities which were reversed during the period. Because over 90% of our long-term debt obligations pay interest at fixed rates (after swaps), the balance of interest expense was relatively unchanged.

Other finance income (costs).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Other finance income (costs)	30	(35)	44	(19)

Other finance income (costs) included gains or losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements and gains or losses related to freestanding derivative instruments.

Tax benefit (expense).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Tax benefit (expense)	140	(145)	(106)	(371)

Tax benefit (expense) for the three and nine months ended September 30, 2012 and 2011 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. However, because the geographical mix of pre-tax profits and losses in interim periods may not be reflective of full year results, this distorts our interim period effective tax rate.

The following items also affected tax benefit (expense) in 2012:

Benefit (expense)	Three months ended September 30, 2012	Nine months ended September 30, 2012
Sale of businesses
Healthcare	-	(137)
Trade and Risk Management	-	(33)
Portia	-	(14)

Discrete tax items
Uncertain tax positions(1)	69	153
Adjustments related to the prior year(2)	42	42
Corporate tax rates(3)	2	16
Other	2	13

(1)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(2)	Relates to changes in estimates identified during the preparation of our income tax returns.

(3)	Relates to the reduction of deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

The following items affected tax expense in 2011:

In the third quarter of 2011, we concluded that certain tax losses that we had previously used to offset taxable income in a foreign subsidiary could not, in fact, be used by that subsidiary. We estimated that our inability to claim the losses resulted in a $51 million liability for underpaid taxes, which we paid in 2011. The liability related to a legacy Reuters subsidiary, of which a significant portion arose in tax years prior to our acquisition of Reuters. We increased goodwill by $28 million to establish the pre-acquisition portion of the liability. Tax expense for the three-month period included a $13 million charge, which was comprised of $23 million of expense representing the portion of the cash payment relating to the post acquisition period, offset by $10 million of benefit, relating to the recognition of deferred tax assets for carry forward losses and other tax attributes that will be available for use in future periods.

The nine months ended September 30, 2011 included a $46 million tax benefit as a result of recognizing tax losses that arose in a prior year from the sale of an investment to Woodbridge. As a result of Woodbridge selling its interest in that investment to a third party in April 2011, the tax losses became available to us for use for tax purposes. The nine-month period also included $123 million of tax expense related to the gain on the sale of the BARBRI legal education business.

As a result of recent negotiations with tax authorities, which were favorably concluded, we expect our effective tax rate (as a percentage of post-amortization adjusted earnings) to be between 16% and 18% for the annual period compared to our original expectation of between 21% and 23%.

Net earnings and earnings per share.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change	2012	2011	Change
Net earnings	474	381	24%	1,735	1,210	43%
Diluted earnings per share	$0.56	$0.44	27%	$2.04	$1.41	45%

Net earnings and the related per share amounts increased in the three-month period as tax benefits offset lower operating profit. Net earnings and the related per share amounts increased in the nine-month period primarily from the sale of our Healthcare business.

Adjusted earnings and adjusted earnings per share from continuing operations.

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars, except per share amounts and share data)	2012	2011	Change	2012	2011	Change
Earnings attributable to common shareholders	462	369	25%	1,698	1,182	44%
Adjustments:
Operating profit from Other businesses	(15)	(75)		(25)	(176)
Fair value adjustments	34	(102)		21	(112)
Other operating losses, (gains), net	18	17		(802)	(302)
Other finance (income) costs	(30)	35		(44)	19
Share of post-tax (earnings) losses in equity method investees	(2)	(4)		1	(11)
Tax on above items	(3)	63		184	190
Interim period effective tax rate normalization	(60)	(15)		(8)	(10)
Discrete tax items (1)	(115)	13		(224)	(33)
Amortization of other identifiable intangible assets	158	152		459	446
Discontinued operations	(2)	-		1	(2)
Dividends declared on preference shares	-	-		(2)	(2)
Adjusted earnings from continuing operations	445	453	(2%)	1,259	1,189	6%
Adjusted earnings per share from continuing operations (adjusted EPS)	$0.54	$0.54	-	$1.52	$1.42	7%
Diluted weighted average common shares (millions)	828.4	836.7		829.7	838.2

(1)	See “Tax benefit (expense)”.

In the three-month period, adjusted earnings from continuing operations decreased due to lower underlying operating profit, which was partially offset by lower income taxes and the elimination of Reuters integration expenses. Adjusted earnings per share was unchanged as a reduction in the diluted weighted average common shares outstanding offset the reduction in adjusted earnings from continuing operations. In the nine-month period, a decrease in underlying operating profit was more than offset by lower income taxes and the elimination of Reuters integration expenses. Foreign currency negatively impacted adjusted earnings per share by $0.01 and $0.03 for the three and nine-month periods, respectively.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows. By definition, results from the Media business and Other businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment. We use segment operating profit to measure the performance of our reportable segments. Our definition of segment operating profit as reflected below may not be comparable to that of other companies. We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense, expenses associated with the Reuters integration program that was completed in 2011 and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments. We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues. As a supplemental measure of segment performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues.

Financial & Risk

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	816	887	(4%)	-	(4%)	(4%)	(8%)
Investors	604	616	(1%)	1%	-	(2%)	(2%)
Marketplaces	303	289	(2%)	9%	7%	(2%)	5%
Governance, Risk & Compliance (GRC)	55	47	17%	-	17%	-	17%
Revenues	1,778	1,839	(2%)	2%	-	(3%)	(3%)
EBITDA	440	523					(16%)
EBITDA margin	24.7%	28.4%					(370	)bp
Segment operating profit	283	380					(26%)
Segment operating profit margin	15.9%	20.7%					(480	)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	2,515	2,668	(3%)	-	(3%)	(3%)	(6%)
Investors	1,815	1,866	(2%)	1%	(1%)	(2%)	(3%)
Marketplaces	893	844	1%	7%	8%	(2%)	6%
Governance, Risk & Compliance (GRC)	158	104	17%	36%	53%	(1%)	52%
Revenues	5,381	5,482	(1%)	2%	1%	(3%)	(2%)
EBITDA	1,359	1,514					(10%)
EBITDA margin	25.3%	27.6%					(230	)bp
Segment operating profit	891	1,084					(18%)
Segment operating profit margin	16.6%	19.8%					(320	)bp

In the three-month period, revenues were unchanged on a constant currency basis reflecting growth in Marketplaces, GRC and acquired businesses, offset by decreases in Trading. In the nine-month period, revenues on a constant currency basis increased slightly as growth in Marketplaces and GRC offset decreases in Trading and Investors. Acquired businesses that contributed to revenue growth included Rafferty Capital Markets (a U.S. based registered broker-dealer in Marketplaces acquired in 2011), World-Check (a provider of financial crime and corruption information in GRC acquired in 2011) and FXall (a global provider of electronic foreign exchange trading solutions in Marketplaces acquired in 2012).

The overall global economic environment continues to be challenging with large global banks under continued pressure to reduce costs. While net sales (gross sales, less cancellations) continued the sequential improvement experienced since the first quarter of 2012, they remained negative. We expect net sales to remain negative in the fourth quarter of 2012 and that they will be lower than in the third quarter due to the flow through from cutbacks announced at several global banks over the past few months. However, we expect net sales in the fourth quarter of 2012 to be substantially better than in the fourth quarter of 2011. Financial & Risk is executing on a more rigorous and disciplined strategy with new product launches, increased spending to improve product offerings and the customer experience as well a focus on simplifying customer related administrative and commercial processes. During the quarter, we increased the number of active Eikon desktops by approximately 35% and during the nine-month period, we launched new products such as DataStream Pro and Eikon for Compliance Management. We have improved our customer satisfaction trends, especially with Eikon customers.

By revenue type:	Third Quarter 2012 Revenues

•      Subscription revenues decreased 1% in the three-month period and were unchanged in the nine-month period as acquisitions and the benefit from a price increase were offset by desktop cancellations in Trading primarily driven by equities. Excluding acquisitions, subscription revenues decreased 1% in both periods reflecting the negative net sales performance of the last several quarters. We continued to make progress with the rollout of Thomson Reuters Eikon and Thomson Reuters Elektron. Thomson Reuters Eikon active desktops totaled over 25,000 at the end of the third quarter of 2012, an increase of approximately 35% from the end of the second quarter of 2012.

•      Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) decreased 1% for the three-month period and increased 1% for the nine-month period.

•      Transaction revenues increased 4% in both periods, driven by acquisitions, which more than offset lower market volumes across all major asset classes. Excluding acquisitions, transaction revenues declined 8% and 5% for the three and nine-month periods, respectively.

•      Outright revenues, which are primarily discrete sales of software and services that represent a small portion of Financial & Risk’s revenues, increased 2% in the three and nine-month periods, largely from acquisitions.
______________________________

By geographic area, Financial & Risk’s revenues for the three-month period from the Americas increased 1%, from Europe, Middle East and Africa (EMEA) were unchanged and from Asia decreased 1% (primarily due to lower revenue in Japan). For the nine-month period, revenues from the Americas increased 2%, from EMEA increased 1% and from Asia decreased 1% (primarily due to lower revenue in Japan).

The following provides additional information regarding Financial & Risk businesses on a constant currency basis:

•
Trading revenues decreased 4% in the three-month period as growth from Commodities & Energy, Data Feeds & Platform and Elektron hosting was offset by desktop cancellations in Exchange Traded Instruments and Fixed Income, as well as lower revenue in Omgeo related to lower transaction volumes. Recoveries revenues and Foreign Exchange revenues declined.

•
Investors revenues were unchanged in the three-month period as contributions from acquisitions offset decreases from existing businesses. Enterprise Content increased 12% driven by demand for pricing and reference data, but was offset by a 4% decrease from Investment Management. Prior year cancellations and weakness in Europe and Asia continue to impact Investment Management’s performance. While Investment Management is still negative, it has improved sequentially compared to the 10% and 5% revenue declines reported for the first and second quarters of 2012, respectively. Revenues from Corporate Services (our investor and public relations business) and Banking & Advisory (formerly Investment Banking) declined 1% while Wealth Management increased 1%.

•
Marketplaces revenues increased 7% in the three-month period driven by acquisitions, which were partially offset by a 2% decline in existing businesses due to lower transaction volumes. Tradeweb increased 13%, benefiting from the acquisition of Rafferty Capital in 2011. Foreign Exchange revenues increased 5% benefiting from the acquisition of FXall which was partially offset by a 2% decline in existing businesses due to lower overall market transaction volumes, reflecting a 23% decline in year-on-year trading volumes.

•	GRC revenues increased 17% in the three-month period driven by strong demand for financial crime and reputational risk solutions.

In both periods, the decreases in Financial & Risk’s segment operating profit, EBITDA and the related margins reflected the impact of lower revenues from existing businesses and higher spending on product enhancements and improvements to its customer service and support levels. The decline in revenues from existing businesses impacted margins by approximately 200bp in the three-month period. Segment operating profit was further impacted by higher depreciation and amortization charges attributable to investments in products such as Thomson Reuters Eikon. Foreign currency negatively impacted underlying operating profit margins by 20bp and 30bp in the three and nine-month periods, respectively. Foreign currency had a more modest impact on adjusted EBITDA margins in both periods.

Legal

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	830	821	1%	1%	2%	(1%)	1%
EBITDA	327	323					1%
EBITDA margin	39.4%	39.3%					10	bp
Segment operating profit	256	257					-
Segment operating profit margin	30.8%	31.3%					(50	)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	2,425	2,378	1%	2%	3%	(1%)	2%
EBITDA	916	898					2%
EBITDA margin	37.8%	37.8%					-
Segment operating profit	707	697					1%
Segment operating profit margin	29.2%	29.3%					(10	)bp

Revenues increased on a constant currency basis in both the three and nine-month periods, reflecting contributions from existing and acquired businesses. However, the rate of revenue growth declined sequentially from the second quarter of 2012, driven by the timing of U.S. print revenues between the second and third quarters of 2012. U.S. print revenues were down 9% and 5% for the three and nine-month periods, respectively. We expect U.S. print revenues to decline again in the fourth quarter and that for the full year, they will be down approximately 5%. Excluding U.S. print revenues, the Legal segment’s revenues grew 5% (3% from existing businesses) in both periods. The Legal segment continues to benefit from our investments in products, adjacent markets and new geographic areas in recent years. While growth in the U.S. legal market remains restrained, we continue to see good growth in areas other than Core Legal Research. The legal services market environment continued to slow and was slightly negative as demand weakened during the third quarter of 2012. Despite the environment, gross sales increased from the second quarter and retention rates remained higher in the quarter compared to the third quarter of 2011. Both of these increases were primarily due to WestlawNext. We have now converted approximately 73% of Westlaw’s revenue base to WestlawNext and expect to achieve a 75% conversion rate by the end of the year.

By revenue type:

•	Subscription revenues increased 4% and 3% for the three and nine-month periods, respectively, led by client development solutions and global businesses;

•	Transaction revenues increased 10% and 11% for the three and nine-month periods, respectively, led by our back office, legal process outsourcing solutions and global businesses; and

•	U.S. print revenues declined 9% and 5% for the three and nine-month periods, respectively, largely due to anticipated timing impacts.

Revenues by line of business, for the three months ended September 30, 2012 were as follows:

•	U.S. Law Firm Solutions revenues were unchanged as growth in Business of Law (FindLaw and Elite) of 13% (8% from existing businesses) was offset by a decline in Core Legal Research revenues of 3%;

•
Corporate, Government & Academic revenues increased 1%, led by growth in legal process outsourcing and acquisitions partially offset by a decline in U.S. print which comprises approximately 40% of this line of businesses; and

•
Global businesses revenues increased 9% (5% from existing businesses) led by a 22% increase from Latin America. Global businesses include the Legal segment’s operations outside of the U.S. in both developed markets such as the U.K., Canada, Australia and New Zealand and higher growth regions such as Latin America and Asia.

For the nine months ended September 30, 2012, U.S. Law Firm Solutions, Corporate, Government & Academic and Global businesses revenues increased 1%, 3% and 7%, respectively.

The following chart illustrates the growth dynamics and changing business mix in the Legal segment:

Third Quarter 2012 Legal Revenues

In the three-month period, EBITDA increased slightly but the associated margin was essentially unchanged. Segment operating profit declined slightly and the associated margin declined 50bp. EBITDA and segment operating profit increased slightly in the nine-month period, while margins were essentially unchanged. Foreign currency benefited margins by approximately 50bp in the three-month period and 40bp in the nine-month period. Excluding the impacts of foreign currency, the margin declines reflected a change in business mix, including the decline in print, partially offset by the impact of cost efficiency initiatives.

As illustrated in the chart above, revenues from core legal research sold to U.S. law firms declined 3% in the third quarter of 2012, while the remaining Legal segment businesses grew by a combined 6%. While revenues from other Legal businesses have attractive margins, they are not as high as those in our Core Legal Research business. The change in business mix combined with the decrease in U.S. print revenues resulted in a 140bp negative impact to EBITDA margins for the third quarter of 2012, which was largely offset by cost efficiency initiatives.

Tax & Accounting

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	262	242	3%	7%	10%	(2%)	8%
EBITDA	65	63					3%
EBITDA margin	24.8%	26.0%					(120	)bp
Segment operating profit	34	37					(8%)
Segment operating profit margin	13.0%	15.3%					(230	)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	855	709	6%	16%	22%	(1%)	21%
EBITDA	245	196					25%
EBITDA margin	28.7%	27.6%					110	bp
Segment operating profit	158	127					24%
Segment operating profit margin	18.5%	17.9%					60	bp

Revenues increased on a constant currency basis in both the three and nine-month periods reflecting contributions from both existing and acquired businesses. Revenue growth was led by sales to accounting firms and by sales of our ONESOURCE suite to corporations. Acquisitions that contributed to revenue growth for Tax & Accounting included Dr. Tax Software, a Canadian based developer of income tax software for accounting firms and consumers; Mastersaf, which provided entry into Brazil; and Manatron, which provided entry into the government tax automation market.

EBITDA increased in both periods due to higher revenues. While the related margin increased in the nine-month period, the EBITDA margin declined in the three-month period due to the dilutive impact of acquisitions and the fluctuation of government revenues in comparison to the third quarter of 2011. We believe that future global demand for the modernization of automated tax systems will benefit our government business, however government related contracts can result in uneven revenues from quarter to quarter. Segment operating profit and the related margin declined in the three-month period due to the same factors, as well as from higher amortization of computer software from acquisitions. For the nine-month period, segment operating profit and the related margin increased as revenue growth was only partially offset by the change in business mix, the dilutive effect of acquisitions and increased depreciation.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	Three months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	219	215	-	3%	3%	(1%)	2%
EBITDA	72	79					(9%)
EBITDA margin	32.9%	36.7%					(380	)bp
Segment operating profit	55	64					(14%)
Segment operating profit margin	25.1%	29.8%					(470	)bp

	Nine months ended September 30,			Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	644	627	2%	2%	4%	(1%)	3%
EBITDA	219	216					1%
EBITDA margin	34.0%	34.4%					(40	)bp
Segment operating profit	169	173					(2%)
Segment operating profit margin	26.2%	27.6%					(140	)bp

In the three-month period, revenues increased on a constant currency basis due to acquired businesses. Revenue from existing businesses was unchanged as increases in the Intellectual Property Solutions (3%) and Life Sciences (8%) businesses within the Intellectual Property & Science segment were partially offset by a 6% decrease in the Scientific & Scholarly Research business, due to non-subscription revenues in 2011 that did not recur in 2012. In the nine-month period, revenues increased in the Intellectual Property Solutions (5%) and Life Sciences (4%) business, but were unchanged at the Scientific & Scholarly Research business.

In the three-month period, EBITDA, segment operating profit and the related margins decreased due to the dilutive effect of the MarkMonitor acquisition as well as strong back-file sales in the third quarter of 2011 that did not repeat in 2012. For the three-month period, uneven revenue growth contributed approximately 200bp to the decline in EBITDA margin. MarkMonitor negatively impacted margins by approximately 100bp and we expect it will continue to cause margin dilution in 2013, but will improve thereafter. In the nine-month period, EBITDA increased slightly, while segment operating profit decreased. The related margins decreased reflecting dilution from acquisitions. Higher depreciation and amortization charges attributable to investments in products also impacted segment operating profit margin.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Scientific & Scholarly Research business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues – Media	79	83	244	249

Media	(12)	-	(14)	(2)
Core corporate expenses	(31)	(48)	(164)	(184)
Total	(43)	(48)	(178)	(186)

Revenues from our Media business decreased in both the three and nine-month periods from negative foreign currency fluctuations, as an increase in Agency revenues, led by Reuters America, was partially offset by lower advertising-based revenues. Before currency, revenues from our Media business increased 1% in both periods.

Core corporate expenses were lower in both periods due to timing.

Other businesses

“Other businesses” includes businesses that we plan to sell or close. We provide information on the performance of these Other businesses separately from our reportable segments. The results of Other businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues	51	256	338	795
Operating profit	15	75	25	176

The more significant businesses included in this category for the periods presented were:

Business	Status	Former Segment	Description
BARBRI	Sold - Q2 2011	Legal	A provider of bar exam preparatory workshops, courses, software, lectures and other tools in the U.S.
Healthcare	Sold - Q2 2012	Healthcare & Science	A provider of data, analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Property Tax Consulting	Held for sale (definitive agreement signed)	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.
Trade and Risk Management	Sold - Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2012, we had a strong liquidity position with:

•	Approximately $0.8 billion of cash on hand;

•	Access through August 2016 to an undrawn $2.0 billion syndicated credit facility;

•	The ability to access capital markets as evidenced by our commercial paper program; and

•	Average long-term debt maturity of approximately seven years with no significant concentration in any one year.

We expect to continue to generate significant free cash flow for the remainder of 2012 attributable to our strong business model and diversified customer base. We believe that cash on hand, cash provided by our operations, our commercial paper program and borrowings available under our credit facility will be sufficient to fund our expected cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases.

Net proceeds from closings of previously announced divestitures of approximately $1.8 billion in the nine-month period have also been a source of liquidity in 2012.

FINANCIAL POSITION

Our total assets were $32.2 billion at September 30, 2012 compared to $32.5 billion at December 31, 2011. Total assets decreased in the nine-month period of 2012 largely due to divestitures and depreciation and amortization, which was partially offset by additions from newly acquired businesses and capital expenditures.

Net Debt (1)

	As at
(millions of U.S. dollars)	September 30, 2012	December 31, 2011
Current indebtedness	1,007	434
Long-term indebtedness	6,255	7,160
Total debt	7,262	7,594
Swaps	(283)	(224)
Total debt after swaps	6,979	7,370
Other derivatives (2)	-	(2)
Remove fair value adjustments for hedges	(48)	(19)
Total debt after hedging arrangements	6,931	7,349
Remove transaction costs and discounts included in the carrying value of debt	53	60
Less: cash and cash equivalents (3)	(769)	(422)
Net debt	6,215	6,987

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Fair value of derivatives associated with commercial paper borrowings that were not designated as hedges for accounting purposes.

(3)
Includes $149 million and $147 million at September 30, 2012 and December 31, 2011, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and therefore are not available for general use by us.

The decrease in our net debt was primarily due to repayment of commercial paper borrowings and the increase in cash and cash equivalents. See “Cash Flow” for additional information regarding changes in cash and cash equivalents.

The maturity dates for our debt are well balanced with no significant concentration in any one year. Our next scheduled maturities of long-term debt occur in the third quarter of 2013 ($1.0 billion). At September 30, 2012, the average maturity of our long-term debt was approximately seven years at an average interest rate (after swaps) under 6%. Our commercial paper program also provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds, dividend payments and debt repayments. At September 30, 2012, no amounts were outstanding under our commercial paper program.

Additional information.

•
We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements;

•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements; and

•	We have issued $350 million principal amount of debt securities under our $3.0 billion debt shelf prospectus that expires in May 2013. None of these debt securities were issued in 2012.

Total Equity

(millions of U.S. dollars)
Balance at December 31, 2011	16,750
Net earnings	1,735
Share issuances	114
Share repurchases	(168)
Effect of share-based compensation plans on contributed surplus	1
Dividends declared on common shares	(795)
Dividends declared on preference shares	(2)
Change in unrecognized net loss on cash flow hedges	(35)
Change in foreign currency translation adjustment	43
Net actuarial losses on defined benefit pension plans, net of tax	(241)
Distributions to non-controlling interests	(40)
Balance at September 30, 2012	17,362

We returned approximately $0.9 billion to our shareholders through dividends and share repurchases in the nine months ended September 30, 2012.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program, our credit facility as well as the issuance of public debt. In 2012, proceeds from divestitures are also a source of liquidity. Our principal uses of cash are for debt servicing costs, debt repayments, dividend payments, capital expenditures, acquisitions and we may use cash to repurchase outstanding shares in open market transactions.

Summary of Statement of Cash Flow

	Three months ended September 30,			Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change	2012	2011	Change
Net cash provided by operating activities	607	576	31	1,750	1,655	95
Net cash used in investing activities	(1,422)	(597)	(825)	(96)	(1,278)	1,182
Net cash used in financing activities	(222)	(93)	(129)	(1,309)	(647)	(662)
Translation adjustments on cash and cash equivalents	5	(10)	15	2	(5)	7
(Decrease) increase in cash and cash equivalents	(1,032)	(124)	(908)	347	(275)	622
Cash and cash equivalents at beginning of period	1,801	713	1,088	422	864	(442)
Cash and cash equivalents at end of period	769	589	180	769	589	180

Key highlights for the nine months ended September 30, 2012:

•	Net cash provided by operating activities increased from the elimination of Reuters integration expenses and lower tax and interest payments;

•	We received approximately $1.8 billion in proceeds, net of tax (within investing activities) from the sales of our Healthcare business, our Trade and Risk Management business and Portia business;

•	We paid $300 million in taxes, of which approximately half related to taxes on businesses disposed of earlier in the year; and

•	We repaid $423 million in short-term borrowings and continued to return cash to our shareholders in the nine-month period.

Operating activities. Net cash provided by operating activities increased in the three and nine-month periods primarily due to the elimination of Reuters integration expenses and lower interest payments. Operating cash flows also benefited from lower tax payments in the nine-month period.

Investing activities. The increase in net cash used in investing activities in the three-month period was primarily attributable to our acquisitions of FXall (within our Financial & Risk segment) and MarkMonitor (within our Intellectual Property & Science segment). The three-month period also included $176 million of payments primarily related to taxes on businesses disposed of earlier in the year.

The decrease in net cash used in investing activities for the nine-month period related to the sale of our Healthcare business, for which we received proceeds of $1.25 billion, the sale of our Portia business and the sale of our Trade and Risk Management business.

During the three and nine months ended September 30, 2012, we continued to incur capital expenditures directed primarily at product and infrastructure technology. In particular, we continued to make investments in our Thomson Reuters Eikon platform, with a focus on improving performance and stability, adding functionality and developing future releases.

Financing activities. Net cash used by financing activities in the three-month period of 2012 primarily reflected dividends paid on common shares. In the three-month period of 2011, borrowings under our commercial paper program largely offset the repayment of debt, repurchase of shares and dividend payments. During the nine-month period of 2012, we repaid all outstanding commercial paper, repurchased shares and paid dividends. Additional information about our debt, dividends and share repurchases is as follows:

•
Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding to balance the timing of completed acquisitions, expected disposal proceeds, dividend payments and debt repayments. We had no commercial paper borrowings outstanding at September 30, 2012. Issuances of commercial paper reached a peak of $0.6 billion during the nine-month period.

•
Credit facility. We have a $2.0 billion unsecured syndicated credit facility agreement which we may utilize from time to time to provide liquidity in connection with our commercial paper program and for general corporate purposes. As of September 30, 2012, we had no amounts drawn under the credit facility.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, our facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility agreement. Under the agreement, we must maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at September 30, 2012.

•
Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

In May 2012, Standard & Poor’s changed its outlook for our long-term debt rating from stable to negative. Standard & Poor’s did not change its overall debt rating, and the change has not materially impacted our cost of borrowing or access to credit. We are not aware of any changes to our credit ratings being contemplated by the other rating agencies.

These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•      Dividends. Dividends paid on our common shares were as follows for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Dividends declared	264	259	795	777
Dividends reinvested	(10)	(12)	(29)	(65)
Dividends paid	254	247	766	712

In February 2012, our board of directors approved a $0.04 per share increase in the annualized dividend rate to $1.28 per common share. The decrease in dividends reinvested in shares reflected lower reinvestment by Woodbridge, which had temporarily increased its participation in our dividend reinvestment plan in the first quarter of last year.

•
Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital management strategy. In May 2012, we renewed our normal course issuer bid (NCIB) share repurchase facility for an additional 12-month period. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of the total outstanding shares) in open market transactions on the Toronto Stock Exchange (TSX) or the New York Stock Exchange (NYSE) between May 22, 2012 and May 21, 2013.

We made no share repurchases in the third quarter of 2012. During the nine months ended September 30, 2012, we repurchased 5,948,600 of our common shares for approximately $168 million at an average price per share of $28.26. We have repurchased 4,332,200 of our common shares under the current NCIB. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Free cash flow and free cash flow from ongoing operations.

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Net cash provided by operating activities	607	576	1,750	1,655
Capital expenditures, less proceeds from disposals	(232)	(218)	(726)	(759)
Other investing activities	1	2	8	39
Dividends paid on preference shares	-	-	(2)	(2)
Free cash flow	376	360	1,030	933
Remove: Other businesses	(7)	(41)	(61)	(148)
Free cash flow from ongoing operations	369	319	969	785

Free cash flow and free cash flow from ongoing operations increased in both the three and nine-month periods ended September 30, 2012. The year-over-year improvement in these measures was attributable to the elimination of Reuters integration expenses, which contributed approximately $150 million to the improvement, lower tax payments and the timing of interest payments. The nine-month period also benefitted from lower capital expenditures. Free cash flow was also impacted by the elimination of operating cash flows from Other businesses due to the timing of completed divestitures.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2011 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended September 30, 2012.

CONTINGENCIES

Lawsuits and Legal Claims

In November 2009, the European Commission initiated an investigation relating to our use of our company’s Reuters Instrument Codes (RIC symbols). RIC symbols are specifically designed to help financial professionals retrieve news and information on financial instruments (such as prices and other data on stocks, bonds, currencies and commodities) from Thomson Reuters financial data services. While we do not believe that we have engaged in any anti-competitive behavior related to RIC symbols, we offered to allow customers to license additional usage rights for RICs and to provide them with information needed to cross reference RICs with other data. We and the European Commission are discussing the results of a second market test recently completed by the European Commission related to our currently proposed commitments.

In addition to the matter described above, we have engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against us, including the matter described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, the IRS or other relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2012 that was first communicated in February.

The following table sets forth our current 2012 outlook, the material assumptions related to our outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2012 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure. We provide our outlook for free cash flow both including and excluding businesses that have been or are expected to be exited through sale or closure.

2012 Outlook	Material assumptions	Material risks
Revenues expected to grow low single digits
—      Improvement in net sales as the year progresses

—      Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies

—      Continued increase in the number of professionals around the world and their demand for high quality information and services

—      Successful execution of ongoing product release and customer support programs, globalization strategy and other growth initiatives

—      Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

—      Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—      Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

—      Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

—      Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

Adjusted EBITDA margin expected to be between 27% and 28%
—      Revenues expected to grow low single digits in 2012

—      Business mix continues to shift to higher-growth lower margin offerings

—      Realization of expected benefits from efficiency initiatives and 2011 organizational realignments

—     See the risks above related to the revenue outlook

—     Revenues from higher margin businesses may be lower than expected

—     The costs of required investments exceed expectations or actual returns are below expectations

•      Acquisition and disposal activity may impact expectations, as such activity may dilute margins

2012 Outlook	Material assumptions	Material risks
Underlying operating profit margin expected to be between 18% and 19%
—      Adjusted EBITDA margin expected to be between 27% and 28% in 2012

—      Depreciation and amortization expense expected to represent 9% of revenues reflecting prior investments

—     Capital expenditures expected to be between 7.5% and 8.0% of revenues
— See the risks above related to adjusted EBITDA margin outlook — 2012 capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow expected to increase 5% to 10% and free cash flow from ongoing operations expected to grow 15% to 20%	— Revenues expected to grow low single digits in 2012 — Adjusted EBITDA margin expected to be between 27% and 28% — Capital expenditures expected to be between 7.5% to 8.0% of revenues
—      See the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—      A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—      2012 capital expenditures may be higher than currently expected resulting in higher cash outflows

—      The timing of completing divestitures may vary from our expectations resulting in actual free cash flow performance below our expectations

Additionally, in 2012, we expect interest expense to be $400 million to $425 million, assuming no significant change in our level of indebtedness. We now expect our 2012 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 16% to 18% (down from 21% to 23% as communicated earlier), assuming no material changes in current tax laws or treaties to which we are subject. Please see the section of this management’s discussion and analysis entitled “Results of Operations - Tax benefit (expense)”.

RELATED PARTY TRANSACTIONS

As of November 1, 2012, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2011, the total amount charged to Woodbridge for these services was approximately $69,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2011 were $58,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $7 million for the nine months ended September 30, 2012.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services which were valued at approximately $800,000 for the nine months ended September 30, 2012. In the third quarter of 2012, we credited the joint venture approximately $600,000 to adjust prior service charges from 2009 to 2011.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $29 million for the nine months ended September 30, 2012.

OTHER TRANSACTIONS

In October 2010, we acquired Serengeti, a provider of electronic billing and matter management systems for corporate legal departments. As a result of a prior investment in a venture lending firm, Peter Thomson, one of our directors, may have the right to receive 10% of the purchase consideration paid by our company. Mr. Thomson did not participate in negotiations related to the acquisition of Serengeti and refrained from deliberating and voting on the acquisition.

SUBSEQUENT EVENTS

Qualified U.S. Pension Plan

In order to mitigate potential volatility in our financial position related to the assets and liabilities of our qualified U.S. defined benefit pension plan (the “Plan”) as well as the need for future contributions, we recently provided certain former employees that have vested benefits a limited opportunity to voluntarily elect to receive either:

•	a lump-sum payment in December 2012; or
•	reduced annuity payments commencing in January 2013 (with effect from December 2012).

This offer expires on November 7, 2012. Lump-sum settlement payments are expected to be made on December 3, 2012 and will be funded from Plan assets.

Through November 1, 2012, lump-sum elections totaled $244 million. Upon making the lump-sum payments to settle these pension obligations, we expect to record a pre-tax gain in the fourth quarter of 2012. The settlement gain arises because the discount rate used to value the lump-sum payments is expected to be higher than the discount rate used to value the pension obligation in our financial statements on the settlement date. Based on elections through November 1, 2012 and the applicable discount rate, the expected pre-tax gain is approximately $93 million. The actual gain or loss will reflect final response levels and the discount rate on December 3, 2012 and could vary materially from the expected gain. Based on current response levels, a 50 basis point increase or decrease in the discount rate would decrease or increase the expected gain by approximately $32 million.

We have not included this expected gain in our business outlook for 2012 and the actual gain or loss will be excluded from our calculation of underlying operating profit, adjusted EBTIDA and adjusted earnings per share. As noted, the lump-sum payments will be funded from plan assets and therefore will not impact free cash flow.

Hurricane Sandy

In late October 2012, Hurricane Sandy caused widespread property damage and power outages in part of the East Coast of the U.S. which disrupted financial and commercial markets. We have not been able to fully assess the impact of the hurricane, but we do not expect it to be material to our results and financial position.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2011 annual management’s discussion and analysis, which is contained in our 2011 annual report, as well as note 2 of our interim financial statements for the nine months ended September 30, 2012, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2011 annual management’s discussion and analysis, which is contained in our 2011 annual report, for additional information. Since the date of our 2011 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. A multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes is in progress. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We continue to modify the design and documentation of the related internal control processes and procedures as the phased implementation progresses.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of November 1, 2012, we had outstanding 826,445,545 common shares, 6,000,000 Series II preference shares, 11,252,304 stock options and a total of 7,462,041 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2011 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements in the ”Outlook” section, are forward-looking. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2011 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2012. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments and Corporate & Other (which includes the Media business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin
Underlying operating profit excluding the related depreciation and amortization of computer software. In 2011, this measure also included expenses associated with the final year of the Reuters integration program. The related margin is expressed as a percentage of revenues from ongoing businesses.
		Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share from continuing operations
Earnings attributable to common shareholders and per share excluding the pre-tax impacts of amortization of other identifiable intangible assets and the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investees, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. This measure is calculated using diluted weighted average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.
Earnings attributable to common shareholders and earnings per share attributable to common shareholders

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing operations	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the periods presented.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA

	Three months ended September 30,				Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change		2012	2011	Change
Earnings from continuing operations	472	381	24%		1,736	1,208	44%
Adjustments:
Tax (benefit) expense	(140)	145			106	371
Other finance (income) costs	(30)	35			(44)	19
Net interest expense	90	102			295	301
Amortization of other identifiable intangible assets	158	152			459	446
Amortization of computer software	175	155			516	481
Depreciation	104	107			323	324
EBITDA	829	1,077	(23%)		3,391	3,150	8%
Adjustments:
Share of post tax (earnings) losses in equity method investees	(2)	(4)			1	(11)
Other operating losses (gains), net	18	17			(802)	(302)
Fair value adjustments	34	(102)			21	(112)
EBITDA from Other businesses (1)	(15)	(77)			(30)	(209)
Adjusted EBITDA	864	911	(5%)		2,581	2,516	3%
Adjusted EBITDA margin	27.3%	28.5%	(120	)bp	27.1%	26.7%	40	bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended September 30, 2012			Three months ended September 30, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	283	157	440	380	143	523
Legal	256	71	327	257	66	323
Tax & Accounting	34	31	65	37	26	63
Intellectual Property & Science	55	17	72	64	15	79
Corporate & Other (includes Media) (2)	(43)	3	(40)	(48)	10	(38)
Integration programs expenses	na	na	-	na	na	(39)
Total	585	279	864	690	260	911

** Excludes Other businesses (1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINUED)

	Nine months ended September 30, 2012			Nine months ended September 30, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	891	468	1,359	1,084	430	1,514
Legal	707	209	916	697	201	898
Tax & Accounting	158	87	245	127	69	196
Intellectual Property & Science	169	50	219	173	43	216
Corporate & Other (includes Media) (2)	(178)	20	(158)	(186)	29	(157)
Integration programs expenses	na	na	-	na	na	(151)
Total	1,747	834	2,581	1,895	772	2,516

** Excludes Other businesses (1)

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

	Three months ended September 30,		Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Revenues	51	256	338	795

Operating profit	15	75	25	176
Depreciation and amortization of computer software	-	2	5	33
EBITDA	15	77	30	209

(2)	Corporate & Other includes the Media business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION:

REALIGNMENT OF REPORTABLE SEGMENTS - RESTATED FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Effective January 1, 2012, we are organized as four reportable segments reflecting how our businesses are managed: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also report on “Corporate & Other” and “Other businesses”. The items in these categories do not qualify as a component of another reportable segment, nor as a separate reportable segment.

The following tables provide our segment information and non-IFRS financial measures reflecting our current organizational structure for the years ended December 31, 2011 and 2010.

Business segment information

	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2011	2010	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues
Trading	3,537	3,400	-	-	-	4%	4%
Investors	2,472	2,432	(1%)	-	(1%)	3%	2%
Marketplaces	1,134	997	4%	7%	11%	3%	14%
Governance Risk & Compliance	154	73	14%	94%	108%	3%	111%
Financial & Risk	7,297	6,902	1%	2%	3%	3%	6%
Legal	3,221	3,027	2%	3%	5%	1%	6%
Tax & Accounting	1,050	907	6%	9%	15%	1%	16%
Intellectual Property & Science	852	789	5%	2%	7%	1%	8%
Reportable segments	12,420	11,625	2%	3%	5%	2%	7%
Corporate & Other (includes Media) (2)	336	324	-	-	-	4%	4%
Eliminations	(13)	(12)	-	-	-	-	-
Revenues from ongoing businesses	12,743	11,937	2%	3%	5%	2%	7%
Other businesses (1)	1,064	1,133	n/m	n/m	n/m	n/m	n/m
Consolidated revenues	13,807	13,070	n/m	n/m	n/m	n/m	6%

Operating (loss) profit			Margin
Segment operating profit			2011	2010
Financial & Risk	1,396	1,270	19.1%	18.4%
Legal	941	892	29.2%	29.5%
Tax & Accounting	237	203	22.6%	22.4%
Intellectual Property & Science	237	209	27.8%	26.5%
Reportable segments	2,811	2,574	22.6%	22.1%
Corporate & Other (includes Media) (2)	(270)	(257)	-	-
Underlying operating profit	2,541	2,317	19.9%	19.4%
Other businesses (1)	238	243
Integration programs expenses	(215)	(463)
Fair value adjustments	149	(117)
Amortization of other identifiable intangible assets	(612)	(545)
Goodwill impairment	(3,010)	-
Other operating gains (losses), net	204	(16)
Consolidated operating (loss) profit	(705)	1,419

Reconciliation of operating (loss) profit to underlying operating profit and adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
Operating (loss) profit	(705)	1,419	n/m
Adjustments:
Goodwill impairment	3,010	-
Amortization of other identifiable intangible assets	612	545
Integration programs expenses	215	463
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Operating profit from Other businesses (1)	(238)	(243)
Underlying operating profit	2,541	2,317	10%
Adjustments:
Integration programs expenses	(215)	(463)
Depreciation and amortization of computer software (excluding Other businesses (1))	1,042	955
Adjusted EBITDA	3,368	2,809	20%

Underlying operating profit margin	19.9%	19.4%	50	bp
Adjusted EBITDA margin	26.4%	23.5%	290	bp

Reconciliation of (loss) earnings attributable to common shareholders to adjusted earnings from continuing operations

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2011	2010	Change
(Loss) earnings attributable to common shareholders	(1,390)	909	n/m
Adjustments:
Goodwill impairment	3,010	-
Goodwill impairment attributable to non-controlling interests	(40)	-
Operating profit from Other businesses (1)	(238)	(243)
Fair value adjustments	(149)	117
Other operating (gains) losses, net	(204)	16
Other finance costs (income)	15	(28)
Share of post-tax earnings in equity method investees	(13)	(8)
Tax on above items	143	21
Discrete tax items	(105)	(47)
Amortization of other identifiable intangible assets	612	545
Discontinued operations	(4)	-
Dividends declared on preference shares	(3)	(3)
Adjusted earnings from continuing operations	1,634	1,279	28%
Adjusted earnings per share from continuing operations	$1.96	$1.53	28%
Diluted weighted average common shares (millions)	835.8	836.4

Reconciliation of (loss) earnings from continuing operations to adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2011	2010	Change
(Loss) earnings from continuing operations	(1,396)	933	n/m
Adjustments:
Tax expense	293	139
Other finance costs (income)	15	(28)
Net interest expense	396	383
Amortization of other identifiable intangible assets	612	545
Amortization of computer software	659	572
Depreciation	438	457
EBITDA	1,017	3,001
Adjustments:
Share of post-tax earnings in equity method investees	(13)	(8)
Other operating (gains) losses, net	(204)	16
Goodwill impairment	3,010	-
Fair value adjustments	(149)	117
EBITDA from Other businesses (1)	(293)	(317)
Adjusted EBITDA	3,368	2,809	20%
Adjusted EBITDA margin	26.4%	23.5%	290	bp

Reconciliation of underlying operating profit to adjusted EBITDA by business segment

	Year ended December 31, 2011			Year ended December 31, 2010
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,396	576	1,972	1,270	520	1,790
Legal	941	269	1,210	892	254	1,146
Tax & Accounting	237	95	332	203	81	284
Intellectual Property & Science	237	59	296	209	54	263
Corporate & Other (includes Media) (2)	(270)	43	(227)	(257)	46	(211)
Integration programs expenses	na	na	(215)	na	na	(463)
Total	2,541	1,042	3,368	2,317	955	2,809

** Excludes Other businesses (1)

(1)
Other businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions sold in the first quarter of 2012); Healthcare (data, analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); and Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., currently held for sale).

	Year ended December 31,
(millions of U.S. dollars)	2011	2010
Revenues	1,064	1,133

Operating profit	238	243
Depreciation and amortization of computer software	55	74
EBITDA	293	317

(2)	Corporate & Other includes the Media business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX D

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	2012	2011	2012	2011	2011	2010
Revenues	3,354	3,330	3,309	3,447	3,216	3,453	3,577	3,458
Operating profit (loss)	386	396	1,318	833	390	659	(2,593)	307
Earnings (loss) from continuing operations	328	255	936	572	472	381	(2,604)	225
(Loss) earnings from discontinued operations, net of tax	(2)	2	(1)	-	2	-	2	-
Net earnings (loss)	326	257	935	572	474	381	(2,602)	225
Earnings (loss) attributable to common shares	314	250	922	563	462	369	(2,572)	224

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	-	(1)	(1)

Basic earnings per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$(3.11)	$0.27
From discontinued operations	-	-	-	-	-	-	-	-
	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$(3.11)	$0.27
Diluted earnings per share
From continuing operations	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$(3.11)	$0.27
From discontinued operations	-	-	-	-	-	-	-	-
	$0.38	$0.30	$1.11	$0.67	$0.56	$0.44	$(3.11)	$0.27

Our revenues and operating profits do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that commenced in 2008 and was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. Our results also reflect the savings benefits realized from the Reuters integration.

Revenues declined in the second and third quarters of 2012 compared to the respective prior-year periods, primarily reflecting divestitures. Revenue performance during the first nine months of 2012 has reflected challenges in our Financial & Risk segment, including an overall difficult economic environment, which were was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Foreign currency had a negative impact on revenues in each quarter of 2012 and a positive impact in the third quarter of 2011. Operating profit in the second quarter of 2012 included gains on sales of businesses of $790 million, primarily from the sale of our Healthcare business. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our financial businesses. The second quarter of 2011 included $386 million of gains from the disposal of businesses and investments. Results for 2011 and 2010 reflected integration program expenses associated with our acquisition of Reuters in 2008. These initiatives were completed in the fourth quarter of 2011.